EXHIBIT C



                                  CLINTON GROUP

11/2/2007

Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

Attention:  Jamieson A. Karson
            Chairman of the Board and Chief Executive Officer

Dear Mr. Karson:

As one of the largest shareholders of Steven Madden, Ltd. (the "Company" or "Steve Madden"), we are pleased the Board of Directors formed a committee to evaluate strategic alternatives. We applaud the Board for taking this important first step towards enhancing shareholder value, and have increased our ownership position to 6.1% in the expectation that the Board will in fact take steps to realize the substantial inherent value of the Company.

As you know, we previously expressed our preference that the Company execute a Dutch Tender recapitalization in short order. We still maintain that a recapitalization would improve the efficiency of the Company's capital structure and create immediate accretion for shareholders who believe in the Company's value and wish to maintain their investment. However, we expect that the Strategic Review Committee will evaluate a variety of alternatives and by no means are we wedded to any single alternative to the exclusion of others. Rather, we endorse any Board decision that creates appropriate shareholder value.

For example, we would support a sale of the Company if the acquisition price reflected Steve Madden's promising, long-term business prospects. We believe that a sale at the right price could be the sensible culmination of years of hard work that has made Steve Madden the strong operating franchise and best-in-class brand it is today. We think there are potentially multiple buyers who would be interested in the Company. Steve Madden may be a logical target for a strategic buyer interested in diversifying its footwear portfolio, or a financial buyer who could steward growth in a flexible, private context. We would be supportive of the Board's decision to pursue any alternative as long as such transaction appropriately reflects the true value of Steve Madden. To that end, the proposed immediate Dutch Tender recapitalization described in our previous letter to you would not foreclose the possibility of subsequent shareholder value initiatives, and the capital structure we suggested would not contain any prepayment penalties or preclude a subsequent sale of the business.

We hope you find our support welcome and look forward to working constructively with the Board during the Strategic Review Committee's process. Please feel free to contact me at (212) 739-1833 or my colleague, Georgene Huang, at (212) 377-4231 at your convenience to discuss any and all issues.


Sincerely,

/s/ Joseph A. De Perio
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Joseph A. De Perio
Vice President